SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 4)*

Eldorado Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28470R102

(CUSIP Number)

Recreational Enterprises, Inc.

P.O. Box 2540

100 West Liberty Street, Suite 1150

Reno, Nevada, 89501

(775) 328-0102

with a copy to:

Deborah R. Conrad

Milbank LLP

2029 Century Park East, Floor 33

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Recreational Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,129,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,129,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,129,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.37%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Calculated based on a total of 77,472,148 shares of common stock (“Common Stock”) of Eldorado Resorts, Inc. (“ERI” or “Issuer”) outstanding as of May 3, 2019, according to information filed by the Issuer on May 7, 2019.

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Donald L. Carano Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,129,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,129,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,129,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.37%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Calculated based on a total of 77,472,148 shares of Common Stock outstanding as of May 3, 2019, according to information filed by the Issuer on May 7, 2019.

Item 1. Security and Issuer

Recreational Enterprises, Inc., a Nevada corporation (“REI”), Donald L. Carano Family Trust (the “Trust”) and Donald L. Carano (together with REI and the Trust, the “Reporting Persons”) initially filed this Schedule 13D on September 19, 2014, as amended by Amendment No. 1 to Schedule 13D filed on September 22, 2016, Amendment No. 2 to Schedule 13D filed on October 13, 2017 and Amendment No. 3 to Schedule 13D filed on November 20, 2017 (collectively, the “Schedule 13D”). The purpose of this Amendment No. 4 is to amend and supplement the Schedule 13D with respect to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Eldorado Resorts, Inc., a Nevada corporation (“ERI” or the “Issuer”). Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the Schedule 13D incorporated herein by this reference.

Item 2. Identity and Background

Item 2 is hereby amended to add the following supplemental information:

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of REI and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following supplemental information:

On June 24, 2019, ERI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Caesars Entertainment Corporation, a Delaware corporation (“Caesars”) and Colt Merger Sub, Inc. In connection with the execution of the Merger Agreement, and to induce Caesars to enter into the Merger Agreement, REI entered into a Voting Agreement (the “Voting Agreement”) with Caesars, dated June 24, 2019, pursuant to which REI has agreed to vote all shares of common stock of ERI beneficially owned by it in favor of the issuance by ERI of shares of common stock of ERI to be issued in connection with the closing of the merger, the conversion of ERI into a Delaware corporation, the amendments to the articles of incorporation of ERI contemplated by the Merger Agreement and any other action required to consummate the merger that may be submitted to a vote of the stockholders of ERI. A copy of the Voting Agreement is filed as Exhibit 99.1 hereto. The description of the Voting Agreement included in this Schedule 13D/A is qualified in its entirety by reference to the filed exhibit.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding to the end of Item 4 the following:

Items 3 and 6 are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of the date hereof, REI owns beneficially 11,129,867 shares of Common Stock, representing approximately 14.37% of the outstanding Common Stock of the Issuer (based on a total of 77,472,148 shares of Common Stock outstanding as of May 3, 2019, according to information filed by ERI on May 7, 2019).

As of the date hereof, the Trust, which holds a direct ownership interest in REI, had shared voting and dispositive power with respect to all 11,129,867 shares of Common Stock owned beneficially by REI, representing approximately 14.37% of the outstanding Common Stock of the Issuer.

(c) No Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) In addition to the Trust, the other shareholders of REI have the right to receive dividends from, or the proceeds from, the sale of the 11,129,867 shares of Common Stock owned directly by REI.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following supplemental information:

Item 3 is incorporated herein by reference.

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, REI has agreed that until termination of the Voting Agreement, REI shall not Transfer (as defined in the Voting Agreement) any shares of stock beneficially owned by REI as set forth in the Voting Agreement, subject to certain exceptions for permitted transfers as set forth in the Voting Agreement. The Voting Agreement is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to the filed exhibit.

In addition, REI has pledged 3,800,000 shares of Common Stock as collateral security under a margin loan agreement with a third party commercial bank. Other than upon the occurrence, if any, of certain types of default under the revolving line of credit, REI retains the right to vote and dispose of the shares subject to the pledge.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Voting Agreement, dated as of June 24, 2019, by and among Caesars Entertainment Corporation and Recreational Enterprises, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Caesars Entertainment Corporation with the Securities and Exchange Commission on June 25, 2019).

Exhibit 99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Schedule 13D/A filed on behalf of the Reporting Persons with the Securities and Exchange Commission on October 13, 2017).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2019

Recreational Enterprises, Inc.

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Vice President & Director

Donald L. Carano Family Trust

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Trustee

SCHEDULE I

Directors and Executive Officers of Recreational Enterprises, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Recreational Enterprises, Inc. (“REI”). Each such person is a U.S. citizen, and, unless otherwise noted, the business address of each such person is 100 West Liberty Street, 11th Floor, Reno Nevada 89501.

Name	Present Principal Occupation
Gary L. Carano Director and Vice President	Vice President, REI Executive Chairman of the Board, Eldorado Resorts, Inc. (“ERI”). The address of ERI is 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

Gene R. Carano Director, Secretary and Treasurer Thomas R. Reeg Director	Secretary, Treasurer, REI Senior Vice President of Regional Operations, ERI Director, REI Chief Executive Officer and Director, ERI

[Form 13D - Schedule I]